Filed by First Union Corporation

                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: July 11, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a

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deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).
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THE FOLLOWING ADVERTISEMENT BY WACHOVIA WAS POSTED ON FIRST UNION'S INTERNAL
WEBSITE

Attention All Wachovia Shareholders:
The Market Has Spoken.
THE MARKET SEES WHAT WE LIKE ABOUT FIRST UNION
Year-to-Date Price Performance
(Through July 6, 2001)

FIRST
UNION       SUNTRUST
------      --------
 22%           1%



When we began talks with First Union in earnest in April, an intensive examination of its businesses showed us a revitalized company and a genuine turnaround. In our view, the performance of First Union's shares this year suggests that investors agree with our conclusion.
SUNTRUST'S PREMIUM HAS ALL BUT EVAPORATED


        May 11
Day Before SunTrust's
     Announcement           July 6
     ------------           ------
         16%                  1%

When SunTrust first announced its hostile takeover proposal, its value was nearly 16 percent higher than Wachovia's planned merger with First Union. Since then, the implied premium has all but disappeared. In our view, SunTrust's "premium" has all but disappeared because investors believe that the prospects for the New Wachovia are superior to SunTrust's proposal. We believe SunTrust's hostile takeover attempt is an act born of desperation that is more about preventing the formation of a formidable competitor - the new Wachovia--than about creating value for Wachovia shareholders. Vote FOR the Wachovia / First Union merger on the WHITE proxy card. If you have any questions regarding the merger, you may call our proxy solicitors at the following hotlines. Representatives will be able to assist you between 8 a.m. - 6 p.m. EDT. Please leave a message if you call after these hours. MacKenzie Partners: 800-322-2885 Georgeson Shareholder: 800-223-2064 Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed merger between Wachovia and First Union and any other relevant documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Wachovia and First Union, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, from Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (866-883-0789), or from First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782). The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's public reports filed with the SEC.
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THE FOLLOWING MATERIALS WERE MAILED TO PARTICIPANTS IN FIRST UNION'S SAVINGS
PLAN
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                         IMPORTANT INFORMATION ABOUT THE
                      FIRST UNION CORPORATION SAVINGS PLAN

Our records indicate that you are a participant or beneficiary in the First Union Corporation Savings Plan (the "Savings Plan") and that you hold First Union stock in your individual Savings Plan account. You should already have received proxy materials about several proposed corporate actions, including the proposed merger between First Union Corporation and Wachovia Corporation. The Savings Plan contains important provisions relating to the effect of your decision to vote, or not to vote, the First Union stock allocated to your account.

FOR YOUR VOTING DIRECTION TO COUNT, YOUR DIRECTION TO THE TRUSTEE MUST BE RECEIVED BY 11:00 P.M. EASTERN TIME ON JULY 26, 2001.

The Savings Plan holds First Union stock in two ways. Most of the stock is "allocated" stock which is held in individual participant accounts like your own. The Savings Plan also holds some "unallocated" First Union stock. This stock has not been allocated to individual accounts and is held in a suspense account.

The Savings Plan provides that you may decide, in your sole discretion, how to vote the First Union shares in your individual Savings Plan account. Therefore, you may decide to vote for or against any of the proposed actions covered by the proxy (including the merger proposal) or you may decide to abstain or not to vote at all. Under the Savings Plan, however, your decision will also affect the way other First Union stock held by the Savings Plan will be voted. Here is a description of how these provisions work in the context of the merger proposal:

     1. If you abstain or do nothing the First Union stock in your individual Savings Plan account will be treated as "unvoted" stock and will be voted in the manner described below.

     2. If you vote "For" the merger the Savings Plan trustee (the "Trustee") will vote the First Union stock in your individual Plan account in favor of the merger. In addition, the Trustee will vote a portion of the "unvoted" and "unallocated" stock described above in favor of the merger. The percentage of the unvoted and unallocated shares that will be voted in favor of the merger as a result of your vote will be equal to the percentage of the total voted Savings Plan shares represented by the shares in your Savings Plan account for which you have cast a vote.

     3. If you vote "Against" the merger the Savings Plan Trustee will vote the First Union stock in your individual Plan account against the merger. In addition, the Trustee will vote a portion of the "unvoted" and "unallocated" stock described above against the merger. The percentage of the unvoted and unallocated shares that will be voted against the merger as a result of your vote will be equal to the percentage of the total voted Plan shares represented by the shares in the Savings Plan account for which you have cast a vote.

Therefore, your decision to vote your Savings Plan shares as well as a decision to abstain or not to vote your Savings Plan shares affects not only the First Union stock held in your own Savings Plan account, but also a portion of other First Union stock held by the Savings Plan. Whether, or how, to vote the stock is up to you. You should keep in mind, though, that your decision will determine how other Savings Plan stock is voted.

Please be assured that the Trustee will maintain your voting direction in strict confidence, and your direction will not be disclosed except to the extent necessary to allow the Trustee to comply with the Savings Plan provisions discussed above and as required by applicable law.

Attached are some hypothetical examples of how the voting provisions of the Savings Plan work.

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            Examples of the Operation of the First Union Corporation
                         Savings Plan Voting Provisions


The following examples illustrate how the voting provisions of the First Union Corporation Savings Plan (the "Savings Plan") work in particular cases. These are examples only and you should consult the summary plan description and plan document for a full explanation of these provisions. In addition, the numbers used below are for illustration purposes only. They do not bear any relationship to the number of First Union shares held by the Savings Plan.


Example 1.
----------

100 shares of First Union stock are allocated to your individual Plan account and you do not vote those shares. All 100 shares will be treated as "unvoted" shares and will be voted by the Trustee in the manner described below.

Example 2.
----------

100 shares of First Union stock are allocated to your individual account and you vote those shares "For" the merger. After all proxies are received, the Trustee determines that Savings Plan participants in the aggregate voted 100,000 shares of First Union stock allocated to their individual Savings Plan accounts. Therefore, your shares represented one tenth of one percent (0.1%) of the total voted shares. The Trustee also determined that 50,000 shares of First Union stock allocated to participant accounts were not voted. In addition, the Savings Plan holds 200,000 shares of unallocated First Union stock. As a result of your vote, the Trustee will vote the 100 shares of First Union stock allocated to your individual Plan account "For" the merger. In addition, the Trustee will vote 50 shares of the 50,000 "unvoted" shares "For" the merger (one tenth of one percent of the total unvoted shares). Finally, the Trustee will vote 200 of the 200,000 "unallocated" shares "For" the merger (one tenth of one percent of the total unallocated shares).

Example 3.
----------

100 shares of First Union stock are allocated to your individual account and you vote those shares "Against" the merger. After all proxies are received, the Trustee determines that Savings Plan participants in the aggregate voted 100,000 shares of First Union stock allocated to their individual Savings Plan accounts. Therefore, your shares represented one tenth of one percent (0.1%) of the total voted shares. The Trustee also determined that 50,000 shares of First Union stock allocated to participant accounts were not voted. In addition, the Savings Plan holds 200,000 shares of unallocated First Union stock. As a result of your vote, the Trustee will vote the 100 shares of First Union stock allocated to your individual Plan account "Against" the merger. In addition, the Trustee will vote 50 shares of the 50,000 "unvoted" shares "Against" the merger (one tenth of one percent of the total unvoted shares). Finally, the Trustee will vote 200 of the 200,000 "unallocated" shares "Against" the merger (one tenth of one percent of the total unallocated shares).